Securities Exchange Commission
Re: RJD Green, Inc.
May 25, 2011

THE LAW OFFICE OF JILLIAN SIDOTI

Temecula, CA 92589	PO BOX 890334

(323) 799-1342
(951) 224-6675
www.jilliansidoti.com

May 25, 2011

Matthew Crispino
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re: RJD Green, Inc.
                       Amendment No. 5 to Registration Statement on Form S-1
                      File No. 333-170312

Dear Mr. Crispino,

Please see the answers to your comments below. We have also updated the S-1 to reflect our conversation of certain items on April 27, 2011. We will update our financial statements for the current quarter upon effectiveness, which I believe, upon the filing of this amendment will be forthcoming.

Securities Exchange Commission
Re: RJD Green, Inc.
May 25, 2011

Financial Statements

Statement of Operations, page F-3

1.	Please provide us with your detailed calculation of net loss per share, including how you computed the amount used for weighted average common shares. Refer to ASC 260-1055-2.

		From 09/10/09 to 08/31/2010
Date of issuance	# of shares issued	Outstanding shares	Fraction of year outstanding	Weighted Average

10/20/09	200,000	200,000	0.88451	176,901
04/05/10	275,000	275,000	0.41690	114,648
05/24/10	100,000	100,000	0.27887	27,887
08/31/10	130,000	130,000	0.00282	366

Total outstanding as of 08/31/2011	705,000			319,803

	4-months ended 12/31/2010			Cumulative from 09/10/09 to 12/31/2010
Date of issuance	Outstanding shares	Fraction of period outstanding	Weighted Average	Outstanding shares	Fraction of period outstanding	Weighted Average

10/20/09				200,000	0.7086	141,719
04/05/10				275,000	0.5660	155,660
05/24/10				100,000	0.3354	33,543
08/31/10				130,000	0.2579	33,522

Total outstanding as of 08/31/2011	705,000	1.0000	705,000

09/27/10	50,000	0.7787	38,934	50,000	0.7787	38,934

Total outstanding as of 12/31/2011	755,000		743,934	755,000		403,379

Securities Exchange Commission
Re: RJD Green, Inc.
May 25, 2011

Statement of Operations, page F-5

2.	Please revise the title of this schedule to depict it as the statements of cash flows. This has been corrected.

3.
In response to prior comment 24, we note that you appear to have restated your  statements of cash flows to reflect the stock issued for $27,500 of services.  Since this is a non-cash activity, please revise to include this amount as an adjustment to reconcile net loss to net cash used in operations.  In addition, revise the balance of cash at the beginning of the period from September 10, 2009 (the date of inception) to August 31, 2010.

We have revised this accordingly.

Thank you for taking the time to review our filing. Please let us know if we may file for acceleration.

Sincerely,

Jillian Ivey Sidoti, Esq.

JIS/du